# Robinhood Ventures Fund II FAQ

The following are some of the most frequently asked questions about Robinhood Ventures Fund II (RVII).

## What's RVII and what does it invest in?

RVII is a business development company (BDC), a type of closed-end fund (CEF), designed to invest in a portfolio of earlier-stage companies. More specifically, the fund intends to focus on current and former Y Combinator (YC) participants. YC is one of the world's most prestigious startup accelerator programs and has helped launch many well-known and successful technology companies, including Airbnb, DoorDash, and more.* Like other CEFs, RVII will raise a set amount of money, invest in a portfolio managed by an investment advisor, and can trade on an exchange.

## How is RVII different from RVI?

Both funds give investors access to private companies, but they focus on companies at different stages. RVI primarily invests in late-stage private companies—well-established businesses that haven't gone public yet. RVII will invest in early and growth-stage companies, with some recently founded. Earlier entry generally involves greater risk, but the potential for meaningful growth if the company succeeds.

## Who can invest in RVII?

RVII is open to all investors. There are no accreditation requirements, account minimums, income thresholds, or net worth restrictions to participate.

## How do the fees work?

RVII pays fees and expenses, including management fees, administration fees, and expenses associated with its organization and ongoing operation. These fees and expenses are paid out of RVII's assets, which means they're paid indirectly by RVII's shareholders.

RVII pays a management fee of 2% of net assets. The fund's total annual expenses are expected to be 4.18%.

RVII also pays a 20% capital gains incentive fee on net investment gains earned since the fund's inception to Robinhood Ventures, the fund manager. The fee is charged on RVII's realized gains, deducting any realized losses and unrealized depreciation on current investments. Please see RVII's prospectus for additional details.

## How is RVII's cash invested?

RVII holds a cash position so that it can continue to make investments in companies over time. When a new investment is made, RVII's cash position decreases.

RVII's cash is or will be invested in cash equivalent vehicles, like money market funds, that deliver a yield to investors. The weighted average yield of RVII's cash positions will be available on the RVII detail page in the app or on the web.

## Who manages RVII's investments?

RVII's investments are managed by Robinhood Ventures DE, LLC, which is registered as an investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Robinhood Ventures DE, LLC was formed in August 2025, has limited investing history and is a wholly owned subsidiary of Robinhood Markets, Inc.

## How can I see what RVII is invested in?

You can view a breakdown of investments on RVII's detail page. Keep in mind that the investment breakdown will change over time. This can happen if the value of RVII's investments change, if RVII makes new investments, if RVII increases or decreases its position in existing investments, and/or if RVII raises additional capital through another public offering.

It's important to note that capital raised during RVII's IPO will increase cash and cash equivalents relative to other holdings in the fund. This cash is intended to be used to make investments over time and to pay ongoing fund expenses. The example below illustrates how an infusion of cash from an IPO could change the breakdown or allocation of a fund's assets. This example is for informational purposes only and does not reflect RVII's pre- or post-IPO allocations. Actual allocations will differ.

Imagine a fund that, before its IPO, has assets valued at $300M between 4 investments and a sleeve of cash and cash-like instruments, like money market funds. Its pre-IPO

allocation might look like:

- Company 1 = $60M
  - Allocation: $60M ÷ $300M = 20% of the fund
- Company 2 = $60M
  - Allocation: $60M ÷ $300M = 20%
- Company 3 = $60M
  - Allocation: 60= 20%
- Company 4 = $60M
  - Allocation: $60M ÷ $300M = 20%
- Cash and cash equivalents = $60M
  - Allocation: $60M ÷ $300M = 20%

Before the IPO, this fund's portfolio is evenly distributed across its holdings.

In its IPO, the fund will issue shares in exchange for cash. Since this cash will be invested or otherwise used over time, it will increase the relative weight of the fund's cash sleeve and decrease the relative weight of the fund's other holdings. The fund's allocation to its existing investments decreases as the fund raises more cash. Imagine this fund raises $300M in its IPO, for a total value of $600M. Its post-IPO allocation would look like:

- Company 1 = $60M
  - Allocation: $60M ÷ $600M = 10% of the fund
- Company 2 = $60M
  - Allocation: $60M ÷ $600M = 10%
- Company 3 = $60M
  - Allocation: $60M ÷ $600M = 10%
- Company 4 = $60M
  - Allocation: $60M ÷ $600M = 10%
- Cash and cash equivalents = $360M ($60M existing + $300M raised)
  - Allocation: $360M ÷ $600M = 60%

Post-IPO, the fund's allocation to cash jumped from 20% to 60%. While the value of each investment did not change, the fund's allocation to each investment dropped from 20% to 10%.

# Key terms

- **Accredited investors**: Individuals or entities that meet eligibility requirements under U.S. securities laws, allowing them to participate in certain private or restricted investment offerings. This is not required to be invested in RVII. For more details, check out What is an Accredited Investor?
- **Annual recurring revenue (ARR)**: The total predictable recurring revenue a company expects to earn each calendar year.
- **Assets under management (AUM)**: The total market value of assets managed by a firm or fund on behalf of investors.
- **Business Development Company (BDC)**: An investment fund structure, regulated under the Investment Company Act of 1940, designed to invest primarily in U.S.-based small and mid-sized businesses. Some BDCs, like RVII, are publicly traded on a stock exchange.
- **Convertible note**: A type of short-term debt that converts into equity, typically during a future financing round.
- **Gross expense ratio**: A fund's total annual operating expenses expressed as a percentage of average net assets, before fee waivers or reimbursements.
- **Investment memos**: Informational documents, resulting from investment due diligence, describing an investment opportunity, including a summary of the investment and business, financials and projections, and investment rationale. The investment team builds detailed investment memos, which they will share in a concise summary on the fund's website.
- **IPO share price**: The price at which a company's shares are first offered to the public in an initial public offering.
- **Lead investor**: The main, and often largest, investor in a funding round, often responsible for negotiating the primary terms and conducting due diligence.
- **Liquidity event announcements (IPO or acquisition)**: Notices that a company has announced or completed an event that may result in investor liquidity, such as an IPO or acquisition. Can also be referred to as an exit, allowing investors to receive cash or publicly traded shares.
- **Management fee**: A fee paid to the investment manager for managing the fund, typically calculated as a percentage of assets under management.
- **Market price**: The most recent trading price of a security in the secondary market, which may change based on market conditions and may differ from the NAV. After the IPO period ends, you can buy and sell RVII shares in the market through your self-directed Robinhood investing account or IRA, or other brokerage.
- **Market value**: The total value of an investor's holdings in a security, calculated as the market price multiplied by the number of shares owned.
- **Net asset value (NAV)**: The value of a fund's assets minus its liabilities, calculated in accordance with the fund's valuation policies. RVII's NAV represents the sum of the fund's individual assets (e.g. private company positions, cash & cash equivalent positions, etc.) minus its liabilities.
- **Net asset value per share**: The value of one fund share, calculated as NAV divided by the number of shares outstanding.

- **New funding round announcements**: Public disclosures indicating that a company has completed a financing event. This can be described as “up rounds” where the funding round is at a higher valuation than the previous one, or “down rounds” where the funding round is completed at a value that is lower than the previous one.
- **Number of shares outstanding**: The total number of shares issued and held by investors, including both restricted and unrestricted shares.
- **Post-money valuation (PMV)**: The value of a company immediately after the completion of a financing round, including newly invested capital.
- **Pre-money valuation**: The value of a company immediately before a financing round, excluding newly invested capital.
- **Preferred and common shares**: Investments in preferred shares offer priority in payouts, getting paid first in distributions and upon liquidation. Common shares are below preferred but often come with voting rights.
- **Primary and secondary shares**: Primary shares are purchased directly from companies. Secondary shares are purchased from existing investor interests.
- **Promising company**: An early-stage or a growth-stage private company that, in the Adviser’s view, demonstrates significant growth potential based on the Adviser’s evaluation of various factors that may include the experience and track record of the founding team, market size, industry trends, product differentiation, commercial traction, and business model.
- **Roadshow**: A series of presentations by a company’s management to prospective investors, typically conducted in connection with an initial public offering or financing.
- **Round or series**: A stage of funding for a company in order of when completed, such as Series A, B, and C.
- **Quarterly and annual performance updates**: Periodic disclosures providing high-level information about financial performance and material developments for a reporting period.

# Disclosures

Robinhood Ventures Fund II (“RVII” or the “Fund”) has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities LLC, 608 2nd Avenue South, Minneapolis, MN 55402, at

800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. View the prospectus here.

*Companies are provided for illustrative purposes only and are intended solely as well-known examples to describe the accelerator ecosystem forming the focus of RVII's investment universe. The companies are not, and have never been, holdings of RVII or of any investment vehicle managed by the Adviser. Their inclusion does not constitute a recommendation, endorsement, or solicitation with respect to any security, nor does it represent any affiliation with, or approval by, those companies. Past performance of companies referenced herein, or of Y Combinator or comparable ecosystems, is not indicative of future results, and no inference should be drawn that investments made by RVII will perform similarly. Early-stage company ecosystems produce a wide range of results, including failures. The outcomes of the companies identified are not representative of companies emerging from Y Combinator or similar accelerator programs, and should not be viewed as typical or representative of expected outcomes for companies in which RVII invests.

Robinhood Ventures is the investment adviser for RVII. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC ("RHV" or "Adviser"). RHV is a wholly owned subsidiary of Robinhood Markets, Inc.

RVII is a newly organized, externally-managed and diversified closed-end fund that has elected to be regulated as a business development company (BDC) under the Investment Company Act of 1940, as amended, investing in a diversified portfolio of early-stage and growth-stage private "Promising Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. "Net Assets" means the total assets of the Fund minus the Fund's liabilities.

A "Promising Company" means an early-stage or a growth-stage private company that, in the Adviser's view, demonstrates significant growth potential based on the Adviser's evaluation of various factors that may include the experience and track record of the founding team, market size, industry trends, product differentiation, commercial traction, and business model. The RVII investment strategy focuses on Promising Companies that are current or previous participants in the Y Combinator startup accelerator program or companies with a founder or co-founder that has participated in the Y Combinator startup accelerator program. RVII may invest in other Promising Companies as well.

"Y Combinator" is a registered trademark of Y Combinator Management, LLC or its affiliates and is used by the Fund with permission. Y Combinator does not sponsor,

endorse, or promote the Fund and has no responsibility for the management or performance of the Fund.

There can be no assurance that RVII's investment in the companies presented herein will be profitable. Past performance is no guarantee of future results. The portion of RVII's portfolio allocated to each company presented herein may fluctuate over time, and therefore the performance of each company may not bear materially on the performance of RVII. RVII holdings are subject to change.

Investing in early-stage private companies involves a high degree of risk and is not appropriate for all investors. Most early-stage companies fail, and investors could lose their entire investment. Because these companies are new and evaluated quickly, there is limited track record or information available before an investment is made, and any positive returns may take years to materialize, if they occur at all.

Closed-end funds, including BDCs, differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

Securities trading offered through Robinhood Financial LLC, Member SIPC, a registered broker-dealer, and a subsidiary of Robinhood Markets, Inc.

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